Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The NASDAQ OMX Group, Inc. for the registration of debt securities, guarantees of debt securities, shares of preferred stock, shares of common stock, warrants to purchase equity securities, depositary shares, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 24, 2012, with respect to the consolidated financial statements and schedule of The NASDAQ OMX Group, Inc. and the effectiveness of internal control over financial reporting of The NASDAQ OMX Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
January 23, 2013